Exhibit (99.5)

The following statements amend the Annual Report of Québec (on Form 18-K) for the fiscal year ended March 31, 2005:

(i)
The section "Native Peoples" on page 7 of the Exhibit 99.1 is amended by adding the following paragraph after the second paragraph:

On December 15, 2005, representatives of the Innu Community of Pessamit (previously Betsiamites) filed a legal action against the Attorney-General of Canada and the Attorney-General of Quebec seeking a judicial recognition of their aboriginal rights and title over certain areas of land in Quebec. Plaintiffs allege that Quebec could not authorize the exploitation of forestry resources over their ancestral territories without obtaining their consent. Consequently, the plaintiffs are claiming an aggregate amount of $3.0 billion from the defendants for the loss of enjoyment of their ancestral rights and violation of the plaintiffs' rights to exploit these natural resources. Furthermore, plaintiffs ask for the cancellation of all forestry concessions granted by the Government over their territories.

(ii)
The section "Government Employees and Collective Unions" on page 23 of the Exhibit 99.1 is amended by replacing the text by the following:

In Fiscal 2006, budgeted expenditures for salaries and wages cover nearly 402,000 full-time equivalent employees who are either civil servants or school or hospital employees (of which 6% are not subject to collective bargaining agreements). These budgeted expenditures amount to $27.1 billion in Fiscal 2006.

On June 30, 2003, most of the collective agreements of the Government's employees as well as contracts with its non-unionized employees expired. On June 18, 2004, the Government tabled an offer with respect to salaries to all the unions represented. This offer called for remuneration expenditures to increase by 12.6% from Fiscal 2005 through Fiscal 2010, which increase would include any further compensation which may arise from changes to the pay equity plan, described below.

From June 18, 2004 until December 15, 2005, the Government negotiated with union representatives as to working conditions and salaries under the various collective bargaining agreements. On December 15, 2005, the National Assembly adopted the Act Respecting the Working Conditions in the Public Sector. This Act sets the working conditions and salaries for most of the government employees covered by the collective agreements that have not been renewed. In accordance with the Government's budgetary framework, the Act provides for a salary increase of 2% annually for Fiscal 2007 through Fiscal 2010.

On January 9, 2004, the Superior Court of Québec invalidated Chapter IX of the Pay Equity Act, which exempted from the application of this act any pay relativity plan completed prior to November 21, 1996. This decision rendered inoperative the pay equity plan implemented by the government for public sector employees. Following the Court's decision, the government has revised its pay equity plan retroactively to November 2001. As a result, the government has already provisioned CAN$673 million dollars in the 2004-2005 public accounts to cover pay equity costs for Fiscal 2002 through Fiscal 2005.